Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

May 18, 2009

Ms. Celeste Murphy

Legal Branch Chief

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re: Datameg Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2009

File No. 333-128060

Dear Ms. Murphy:

We are responding to a telephone conversation of this date between Scott Hodgdon and our attorney, Paul Vuksich, wherein we were advised that Exhibits 1 and 2 referenced in our Preliminary Proxy Statement on Schedule 14A must be mailed to our shareholders as part of the proxy materials and that language in the proxy statement indicating that Exhibits 1 and 2 would be available only electronically or upon written request must be deleted. Exhibits 1 and 2 will be mailed to our shareholders as part of the proxy material. In addition, our Revised Preliminary Proxy Statement on Schedule 14A has been amended to delete language in the proxy statement indicating that Exhibits 1 and 2 would be available only electronically or upon written request. A copy of the relevant amended page is attached hereto as Exhibit A.

As amended, the preliminary proxy statement addresses each of Mr. Hodgdon’s telephonic comments.

In connection with responding to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

James Murphy, Chairman & CEO

Datameg Corporation

enc:as

EXHIBIT A

(2) Each beneficial owner’s, director’s or executive officer’s percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days after March 31, 2009 have been exercised.

(3) Including 7,000,000 shares of our common stock that Mr. Murphy has the right to acquire through the exercise of fully vested stock options.

(4) Including 750,000 shares of our common stock that Mr. Gordon has the right to acquire through the exercise of fully vested stock options.

(5) Including 750,000 shares of our common stock that Mr. Bellis has the right to acquire through the exercise of fully vested stock options

(6) Including 6,250,000 shares of our common stock that Mr. Ference has the right to acquire through the exercise of fully vested stock options.

ADDITIONAL INFORMATION

Additional information regarding the Company, its business, its capital stock, and its financial condition are included in the Company's Form 10-K annual report and its Form 10-Q quarterly reports. These reports are available online at the Company’s web site (datameg.com). Copies of the Company's Form 10-K for its fiscal year ending December 31, 2008, as well as the Company's Form 10-Q for the quarters ending March 31, 2008, June 30, 2008, and September 30, 2008 are available upon request to: James Murphy, Chief Executive Officer, Datemeg Corporation, 2150 South 1300 East, Suite 500, Salt Lake City, UT 84106, (866) 739-3945.

OTHER MATTERS

The Board of Directors of the Company is not aware that any matter other than those described in this Schedule 14A Proxy Statement is to be presented for the consent of the shareholders.

UPON WRITTEN REQUEST BY ANY SHAREHOLDER TO JAMES MURPHY, CHIEF EXECUTIVE OFFICER, DATEMEG CORPORATION, 2150 SOUTH 1300 EAST, SUITE 500, SALT LAKE CITY, UT 84106, (866) 739-3945, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE PROVIDED WITHOUT CHARGE.